SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Confluent, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

20717M103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☐         Rule 13d-1(c)

☒         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index Contained on Page 17

CUSIP NO. 20717M103	13 G	Page 2 of 18

1	NAME OF REPORTING PERSON Benchmark Capital Partners VIII, L.P. (“BCP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,863,754 shares*, except that Benchmark Capital Management Co. VIII, L.L.C. (“BCMC VIII”), the general partner of BCP VIII, may be deemed to have sole power to vote these shares, and Matthew R. Cohler (“Cohler”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), An-Yen Hu (“Hu”), Mitchell H. Lasky (“Lasky”), Chetan Puttagunta (“Puttagunta”), Sarah E. Tavel (“Tavel”) and Eric Vishria (“Vishria”), the members of BCMC VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,863,754 shares*, except that BCMC VIII, the general partner of BCP VIII, may be deemed to have sole power to dispose of these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria, the members of BCMC VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,863,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.8%
12	TYPE OF REPORTING PERSON	PN

*Represents 1,863,754 shares of Class B Common Stock held directly by BCP VIII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 1,863,754 shares of Class B Common Stock held by BCP VIII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.

CUSIP NO. 20717M103	13 G	Page 3 of 18

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VIII, L.P. (“BFF VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
296,840 shares*, except that BCMC VIII, the general partner of BFF VIII, may be deemed to have sole power to vote these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria, the members of BCMC VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

296,840 shares*, except that BCMC VIII, the general partner of BFF VIII, may be deemed to have sole power to dispose of these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria, the members of BCMC VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	296,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

*Represents 296,840 shares of Class B Common Stock held directly by BFF VIII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 296,840 shares of Class B Common Stock held by BFF VIII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.1%.

CUSIP NO. 20717M103	13 G	Page 4 of 18

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VIII -B, L.P. (“BFF VIII -B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
412,473 shares*, except that BCMC VIII, the general partner of BFF VIII -B, may be deemed to have sole power to vote these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria, the members of BCMC VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

412,473 shares*, except that BCMC VIII, the general partner of BFF VIII -B, may be deemed to have sole power to dispose of these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria, the members of BCMC VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	412,473
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%
12	TYPE OF REPORTING PERSON	PN

*Represents 412,473 shares of Class B Common Stock held directly by BFF VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 412,473 shares of Class B Common Stock held by BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.1%.

CUSIP NO. 20717M103	13 G	Page 5 of 18

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. VIII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII,412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII -B, may be deemed to have sole power to vote these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria, the members of BCMC VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII -B, may be deemed to have sole power to dispose of these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria, the members of BCMC VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,589,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.2%
12	TYPE OF REPORTING PERSON	OO

*Represents 2,573,067 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,573,067 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.8%.

CUSIP NO. 20717M103	13 G	Page 6 of 18

1	NAME OF REPORTING PERSON Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,690,388 shares
6	SHARED VOTING POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII -B, may be deemed to have sole power to vote these shares, and Cohler, a member of BCMC VIII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 1,690,388 shares
8	SHARED DISPOSITIVE POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII -B, may be deemed to have sole power to vote these shares, and Cohler, a member of BCMC VIII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,279,446
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.9%
12	TYPE OF REPORTING PERSON	IN

*Represents 2,573,067 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,573,067 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.4%.

CUSIP NO. 20717M103	13 G	Page 7 of 18

1	NAME OF REPORTING PERSON Peter Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 615,220 shares
6	SHARED VOTING POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII -B, and Fenton, a member of BCMC VIII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 615,220 shares
8	SHARED DISPOSITIVE POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII -B, and Fenton, a member of BCMC VIII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,204,278
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.4%
12	TYPE OF REPORTING PERSON	IN

*Represents 2,573,067 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,573,067 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.0%.

CUSIP NO. 20717M103	13 G	Page 8 of 18

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,523,608 shares
6	SHARED VOTING POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, and Gurley, a member of BCMC VIII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 1,523,608 shares
8	SHARED DISPOSITIVE POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, and Gurley, a member of BCMC VIII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,112,666
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.9%
12	TYPE OF REPORTING PERSON	IN

*Represents 2,573,067 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,573,067 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.3%.

CUSIP NO. 20717M103	13 G	Page 9 of 18

1	NAME OF REPORTING PERSON An-Yen Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,162 shares
6	SHARED VOTING POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, and Hu, a member of BCMC VIII may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 12,162 shares
8	SHARED DISPOSITIVE POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, and Hu, a member of BCMC VIII may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,601,220
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.2%
12	TYPE OF REPORTING PERSON	IN

*Represents 2,573,067 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,573,067 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.8%.

CUSIP NO. 20717M103	13 G	Page 10 of 18

1	NAME OF REPORTING PERSON Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 766,317 shares
6	SHARED VOTING POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, and Lasky, a member of BCMC VIII may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 766,317 shares
8	SHARED DISPOSITIVE POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, and Lasky, a member of BCMC VIII may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,355,375
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.5%
12	TYPE OF REPORTING PERSON	IN

*Represents 2,573,067 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,573,067 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.1%.

CUSIP NO. 20717M103	13 G	Page 11 of 18

1	NAME OF REPORTING PERSON Chetan Puttagunta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 121,522 shares
6	SHARED VOTING POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, and Puttagunta, a member of BCMC VIII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 121,522 shares
8	SHARED DISPOSITIVE POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, and Puttagunta, a member of BCMC VIII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,710,580
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.2%
12	TYPE OF REPORTING PERSON	IN

*Represents of 2,573,067 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,573,067 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.9%.

CUSIP NO. 20717M103	13 G	Page 12 of 18

1	NAME OF REPORTING PERSON Sarah E. Tavel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 796,069 shares
6	SHARED VOTING POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, and Tavel, a member of BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 796,069 shares
8	SHARED DISPOSITIVE POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, and Tavel, a member of BCMC VIII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,385,127
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.5%
12	TYPE OF REPORTING PERSON	IN

*Represents of 2,573,067 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,573,067 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.1%.

CUSIP NO. 20717M103	13 G	Page 13 of 18

1	NAME OF REPORTING PERSON Eric Vishria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,415,071 shares
6	SHARED VOTING POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, and Vishria, a member of BCMC VIII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 1,415,071 shares
8	SHARED DISPOSITIVE POWER
2,589,058 shares*, of which 1,863,754 are directly owned by BCP VIII, 296,840 are directly owned by BFF VIII, 412,473 are directly owned by BFF VIII –B and 15,991 are held by BCMC VIII. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, and Vishria, a member of BCMC VIII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,004,129
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.8%
12	TYPE OF REPORTING PERSON	IN

*Represents of 2,573,067 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,573,067 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.3%.

CUSIP NO. 20717M103	13 G	Page 14 of 18

ITEM 1(A).	NAME OF ISSUER
Confluent, Inc.
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
899 W. Evelyn Avenue
Mountain View, CA 94041

ITEM 2(A).	NAME OF PERSONS FILING
This Statement is filed by BCP VIII, BFF VIII, BFF VIII -B, BCMC VIII, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”
BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII -B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VIII, BFF VIII and BFF VIII -B.
Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria are members of BCMC VIII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VIII, BFF VIII and BFF VIII -B.
ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE
The address for each reporting person is:
Benchmark
2965 Woodside Road
Woodside, California 94062

ITEM 2(C).	CITIZENSHIP

BCP VIII, BFF VIII and BFF VIII -B are Delaware limited partnerships. BCMC VIII is a Delaware limited liability company. Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock
CUSIP # 20717M103

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2023 (based on 219,351,480 shares of Class A Common Stock and 88,523,598 shares of Class B Common Stock of the issuer outstanding as of October 25, 2023 as reported by the issuer on Form 10-Q for the period ended September 30, 2023 and filed with the Securities and Exchange Commission on November 1, 2023).

CUSIP NO. 20717M103	13 G	Page 15 of 18

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of 5 percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of BCP VIII, BFF VIII and BFF VIII-B, and the limited liability company agreement of BCMC VIII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 20717M103	13 G	Page 16 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February [  ,] 2024

BENCHMARK CAPITAL PARTNERS VIII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VIII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VIII -B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VIII, L.L.C., a Delaware Limited Liability Company

By:	/s/ An-Yen Hu
An-Yen Hu
Managing Member

MATTHEW R. COHLER PETER FENTON J. WILLIAM GURLEY ROBERT C. KAGLE MITCHELL H. LASKY CHETAN PUTTAGUNTA SARAH E. TAVEL ERIC VISHRIA

By:	/s/ An-Yen Hu
An-Yen Hu
Attorney-in-Fact*

AN-YEN HU

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 20717M103	13 G	Page 17 of 18

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	18

CUSIP NO. 20717M103	13 G	Page 18 of 18

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A common stock of Confluent, Inc. shall be filed on behalf of each of the undersigned. Note that copies of the applicable Agreement of Joint Filings are already on file with the appropriate agencies.